Exhibit 2

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Reorganization of OJSC “Bashkirenergo”

Moscow, July 30, 2012 - Open Joint Stock Company “INTER RAO UES” (“INTER RAO UES”, “Company”, ticker on MICEX-RTS, LSE (Reg. S): IRAO; on LSE (Rule 144 A): IRAA), the largest diversified utilities holding in Russia, announces that on July 27, 2012 the Extraordinary General Meeting of Shareholders of OJSC “Bashkirenergo” has adopted a decision on company’s reorganization in the form of a spin-off resulting in the establishment of two companies: generating company called Open Joint-Stock Company “Bashenergoactiv” (JSC “Bashenergoactiv”), and power grid company called Joint Stock Company «Bashkirian Power Grid Company» (JSC “BPGC”).

The Extraordinary General Meeting of Shareholders of OJSC “Bashkirenergo” made a decision on company’s reorganization by its splitting into JSC “Bashenergoactiv” and JSC “BPGC”. As a result of reorganization all property, rights and duties of OJSC “Bashkirenergo” will be transferred to JSC “Bashenergoactiv” and JSC “BPGC” in accordance with the dividing balance sheet.

With regards to JSC “BPGC” it was decided to form its authorized capital at the expense of authorized capital of OJSC “Bashkirenergo” amounting to RUB 546,364,242.5 and comprised of 1,042,667,488 ordinary registered uncertified shares with the face value RUB 0.5 each and 50,060,997 type A preferred registered uncertified shares with the face value RUB 0.5 each.

It was also decided to form the authorized capital of JSC “Bashenergoactiv” at the expense of authorized capital of OJSC “Bashkirenergo” amounting to RUB 546,364,242.5 and comprised of 1,042,667,488 ordinary registered uncertified shares with the face value RUB 0.5 each and 50,060,997 type A preferred registered uncertified shares with the face value RUB 0.5 each.

The shareholder meeting determined the order of distribution, conversion ratio and rounding policy with regards to calculating number of ordinary and preferred shares of JSC “Bashenergoactiv” and JSC “BPGC” owned by shareholders. In accordance with the established order JSC “INTER RAO UES” will not receive JSC “BPGC” shares, its shares will be converted only into the JSC “Bashenergoactiv” shares. The JSFC Sistema Group shareholders are not getting any of the JSC “Bashenergoactiv” shares, all their shares will be converted into JSC “BPGC” shares. The rest of OJSC “Bashkirenergo” shareholders are to receive the amount of shares at JSC “BPGC” and JSC “Bashenergoactiv” equaling to the total amount of shares they owned at the time of the conversion.

The General Meeting of Shareholders made a decision on further reorganization of JSC “Bashenergoactiv” by its merge with Open Joint Stock Company “INTER RAO UES” in accordance with merger agreement which was also approved by the shareholder meeting. Furthermore ordinary and type A preferred shares of JSC “Bashenergoactiv” are to be converted into additional ordinary registered uncertified shares of JSC “INTER RAO UES”. Shareholders determined that 0.0016588785046729 of an ordinary share of JSC “Bashenergoactiv” with the face value RUB 0.5 shall be converted into one ordinary share of JSC “INTER RAO UES” with the face value of RUB 0.02809767 and 0.00218293620292083 type A preferred share of JSC “Bashenergoactiv” with the face value RUB 0.5 shall be converted into one ordinary share of JSC “INTER RAO UES” with the face value of RUB 0.02809767. Thus, shares of JSC “Bashenergoactiv” shall be converted into shares of JSC “INTER RAO UES” with the following correlation: one ordinary share of JSC “Bashenergoactiv” shall be converted into 602.8 shares of JSC “INTER RAO UES” and one type A preferred share of JSC “Bashenergoactiv” shall be converted into 458.1 ordinary shares of JSC “INTER RAO UES”.

INTER RAO UES has been informed on the reorganization of OJSC “Bashkirenergo” on July 27, 2012.

The foregoing information is disclosed in compliance with the Securities Act of the Russian Federation.

For further information, please contact INTER RAO UES:

Irina Makarenko	Head of Investor Relations	+7 495 967-05-27 (ext. 2008)
makarenko_ia@interrao.ru
Anton Nazarov	Head of Public Relations	+7 495 967-05-27 (ext. 2208)
nazarov_aa@interrao.ru
Svetlana Chuchaeva	Head of Corporate Relations	+7 495 967-05-27 (ext.2081)
chuchaeva_sy@interrao.ru

INTER RAO UES is a diversified utilities holding headquartered in Moscow and managing assets in different countries. The company produces and sells electric energy and heat, trades energy on the international market, and engineers, designs and builds generating assets. INTER RAO UES Group owns and operates approximately 28,000 MW of installed power generating capacity. INTER RAO UES corporate strategy is focused on making the company a global energy enterprise and a key player in the international energy market.

For further information see www.interrao.ru